Exhibit (a)(1)(T)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
(including the Associated Series A Participating Preferred Stock Purchase Rights)
of
ElkCorp
at
$42.00 Net Per Share in Cash
by
CGEA Investor, Inc.
a wholly owned subsidiary of

CGEA Holdings, Inc.

January 22, 2007

To the Participants (including beneficiaries and alternate payees) in the ElkCorp Employee Stock Ownership Plan (“ESOP”):

Important:  Action on your part is required if you desire to tender your shares of ElkCorp common stock held on your behalf under the ESOP. Please read this letter and the accompanying information and complete the accompanying Trustee Direction Form and return it to Principal Trust Company in the envelope provided or by one of the other methods specified in the Trustee Direction Form.

Enclosed for your consideration is a Supplement, dated January 22, 2007 (the “Supplement”), to the Offer to Purchase, dated January 18, 2007 (as amended and supplemented from time to time, the “Offer to Purchase”), and the related revised Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by CGEA Investor, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CGEA Holdings, Inc. (“Parent”), to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of ElkCorp, a Delaware corporation (the “Company”), and the associated Series A Participating Preferred Stock purchase rights (the “Rights”) at an increased price of $42.00 per share net to the seller in cash (subject to applicable withholding taxes), without interest thereon. Parent and Purchaser were formed by Carlyle Partners IV, L.P., an investment fund affiliated with The Carlyle Group, Inc., a global private equity firm, solely for purposes of entering into the transactions with the Company described in the Offer to Purchase.

As a participant in “ESOP”, you are eligible to tender your Shares in the tender offer. A copy of the Offer to Purchase, the Letter of Transmittal, Trustee Direction Form, and other related materials are enclosed, and you will receive or have received a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

The purpose of the Offer and, if the Offer is completed, the second step merger is for Parent, through Purchaser, to acquire the entire equity interest in, the Company. Purchaser has commenced the Offer as the first step in its plan to acquire all the outstanding Shares, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”). In the Merger, all remaining outstanding Shares will be cancelled and converted into the right to receive the same per Share consideration paid in the Offer. Stockholders of the Company who tender their Shares in the Offer and whose Shares are accepted for payment will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. Upon completion of the Merger, non-tendering stockholders also will no longer have an equity interest in the Company. After Purchaser purchases a majority of the Shares pursuant to the Offer, Parent will be entitled to designate a proportionate number of the Company’s directors.

To assist with Offer, Purchaser has engaged Innisfree M&A Incorporated to serve as the Information Agent. Representatives from the Information Agent may contact you by phone to make sure you have received the Offer to Purchase, the Supplement, the Company’s Schedule 14D-9 and related materials and to answer any questions you may have. If you need additional forms, please call the Information Agent, toll-free at (888) 750-5834, or collect at (212) 750-5833 with any questions you may have.

All Shares tendered and not accepted for payment in the Offer will be returned at the Purchaser’s expense as soon as practicable following the expiration date.

If Purchaser extends the period during which the Offer is open, Purchaser will give oral or written notice of the extension to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares, as described in Section 4 of the Offer to Purchase and in item 2 below. Purchaser’s ability and obligation to extend the Offer is described in the Offer to Purchase.

A TENDER OF YOUR SHARES CAN BE MADE ONLY BY THE TRUSTEE AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER YOUR SHARES HELD BY THE TRUSTEE FOR YOUR ACCOUNT. IF YOU DO NOT DIRECT THE TRUSTEE PRIOR TO THE DEADLINE SET FORTH IN ITEM 2 BELOW, THE SHARES HELD IN YOUR ESOP ACCOUNT WILL NOT BE TENDERED BY THE TRUSTEE.

Accordingly, please use the attached “Trustee Direction Form” to instruct Principal Trust Company, the Trustee, as to whether you wish the Trustee to tender any or all of the Shares the Trustee holds for your ESOP account upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal.  However, if you hold Shares outside of the ESOP and wish to tender those Shares as well, then you need to complete the Letter of Transmittal according to its instructions. In either case, the Purchaser urges you to read the Offer to Purchase and Letter of Transmittal carefully before making any decision regarding the tender offer.

If you direct the ESOP trustee to tender Shares in your ESOP account into the Offer, and the Shares are accepted for purchase, the tender proceeds will be reinvested in your ESOP account in accordance with the terms of the ESOP, and no cash proceeds will be distributed to you as a result of the tender or the completion of the Offer.

If you have any questions concerning the Offer or the tender of Shares held in your ESOP account, you can call the Information Agent, toll-free at (888) 750-5834, or collect at (212) 750-5833.

The Purchaser Calls Your Attention to the Following:

When considering whether or not to accept the offer, it is important that you note the following:

1. The Offer is conditioned upon a number of conditions as set forth in the Offer to Purchase and the Letter of Transmittal.

2. THE OFFER EXPIRES AT MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 14, 2007, UNLESS THE OFFER IS EXTENDED (the “Expiration Date”). Shares tendered under the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after March 18, 2007 (or such later date as may apply if the Offer is extended). We have been advised that the ESOP trustee must receive your Trustee Direction Form (including any notice of withdrawal of a previously delivered instruction to tender) no later than Noon, New York City time, on the business day before the Expiration Date. Consequently, your Trustee Direction Form (or notice of withdrawal thereof) must be received by the ESOP trustee no later than Noon, New York City time, on February 13, 2007.

3. Tendering participants will not be obligated to pay any brokerage commissions or fees, solicitation fees, or stock transfer taxes on the purchase of Shares under the tender offer, except as set forth in the Offer to Purchase and the Letter of Transmittal.

4. According to the Company’s public filing, the board of directors of the Company has recommended that stockholders tender their Shares. However, none of the ESOP trustee, the Purchaser, Parent or the Information Agent is making any recommendation as to whether you should instruct the ESOP trustee to tender Shares held in your ESOP account. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer as well as the Schedule 14D-9. See the Introduction and Section 11 of the Offer to Purchase. Stockholders should discuss whether to tender their shares with their financial or tax advisors.

5. If you wish to have the Trustee tender any or all of your Shares in the Offer, please so instruct the Trustee by completing and executing the attached Trustee Direction Form and returning it to the Trustee in accordance with the attached Trustee Direction Form. If you authorize the Trustee to tender your shares in the Offer, Principal Trust Company will tender all such Shares unless you specify otherwise on the attached Trustee Direction Form. In order to tender your Shares held in your ESOP account in the Offer, you must return the Trustee Direction Form to the Trustee by Noon, New York City time, on February 13, 2007, the business day before the expiration of the Offer, in order for the trustee to have sufficient time to process your direction and tender your Shares.

6. Consistent with federal law, Shares will be tendered by the Trustee on your behalf in accordance with your directions unless it is determined that to do so would violate the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). See Section 3 of the Offer to Purchase.

7. Your delivery of a Trustee Direction Form will automatically revoke any prior direction, including any direction you previously made to tender Shares held in your ESOP account in connection with any tender offer made by another bidder.

8. If you fail to complete, sign, or timely transmit the Trustee Direction Form to the Trustee, you will be deemed to have instructed the Trustee NOT to tender any Shares held for your benefit under the ESOP into the Offer.

9. The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

In order to tender your Shares held for your benefit under the ESOP in the offer, you must return a Trustee Direction Form to the Trustee by Noon, New York City time on February 13, 2007, the business day before the expiration of the Offer, in order for the trustee to have sufficient time to process your direction and tender your shares. The Offer will expire at midnight, New York City time, on February 14, 2007, unless otherwise extended.

Very truly yours,

CGEA INVESTOR, INC.

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